Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT ADDS COMPREHENSIVE POWER MANAGEMENT, DASHBOARD
& REPORTING CAPABILITIES IN NEW CENTERMIND DCIM VERSION

Tel Aviv, Israel – September 4, 2012 – RiT Technologies (NASDAQ: RITT) today announced that it has expanded the capabilities of its unique CenterMind software to support comprehensive data center (DC) power utilization management, enhanced reporting and dashboard capabilities. The integration of this advanced functionality with CenterMind’s superior space, connectivity and security management capabilities enables it to deliver a new level of control to DC staff and a previously unreachable level of performance optimization of DC operations.

RiT’s CenterMind Solution positions RIT in the heart of the DCIM sector, with advanced tools from deployment through provisioning to ongoing operations and maintenance. CenterMind’s sophisticated installation tools enable fast integration with the DC’s many thousands of discrete sensors and control points, making it easy to initiate comprehensive monitoring of all DC operations from a single dashboard center. In addition, CenterMind’s automated provisioning module brings true optimization to the DC’s space and power resource utilization, dynamically improving its energy and operational efficiency

By combining environment, power, connectivity and security management capabilities, CenterMind eliminates the need for complex and costly integration. In addition, by automating laborious provisioning and network planning activities, CenterMind enables data center managers to increase efficiency, reduce downtime, and improve service.

Commenting on the news, Dr. Ben-Eshay, RiT’s CTO, and Dr. Vadim Leiderman, RiT’s CEO, said, “With CenterMind, we are bringing a totally new, out-of-the-box vision of data center management to the data center world. As the industry’s most experienced IIM company with complex deployments in thousands of data centers throughout the world, we believe that we are uniquely qualified to introduce a new level of innovation, control, efficiency, agility, and security to the mission-critical data center, and are very excited to roll out our advanced offerings.”

As a completely modular solution, CenterMind can be fully customized to the exact DCIM needs of each data center.  The modules include:

m	Planning & Simulation

m	Provisioning

m	Dynamic Reporting

m	Power, environmental

m	Recourse Allocation

m	Work Order Management

m	Active-I

m	Asset Manager

m	PatchView™, RiT’s market-leading intelligent infrastructure management (IIM) hardware

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Information from each module feeds into CenterMind’s central management and reporting center, enabling proactive operations management across the entire data center. The software creates clear, actionable information from the mass of data collected regarding connectivity, services, capacity, security, power, and environmental conditions.

RiT's innovative CenterMind solution uses complex algorithms and techniques that were developed in the aviation world to reduce data center down time to a minimum through true optimization of power resources, performance, and space, together with use of the Active-I module and pro asset manager.

CenterMind is designed to deliver a clear and measurable ROI, with benefits that include:

m	Improved data center management through centralized command and control of all infrastructure elements

m	Enhanced agility, enabling the data center to keep pace with dynamic business developments

m
Enhanced planning capabilities due to the improved visibility of current data and sophisticated tools for predicting future usage, enabling the data center to do more with less, resulting in a significant savings of CAPEX

m	Providing a centralized up-to-date and reliable data source, thereby reducing OPEX by eliminating the need for physical audits before performing changes in the data center

m	Full visibility of existing IT and infrastructure assets – what they are and where they are located

m	“True Network Balance” with optimized power consumption and an improved environmental profile

m	Enhanced troubleshooting capabilities through real-time connectivity status and alerting systems

m	Dynamic planning and simulation using the Active-I map module and asset manager

m	Dramatically reduced risk of human error

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX by increasing efficiency and improving automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Dr. Ben-Eshay (CTO)
+972-77-270-7240
erez.beneshay@rittech.com